MAIL STOP 3561

May 8, 2007

Mr. Patrick Planche, CEO
Brightec, Inc.
8C Pleasant Street, First Floor
South Natick, Massachusetts 01760

      Re: Brightec, Inc.
            Supplemental Response filed March 2, 2007
            Form 10-KSB/A filed March 5, 2007
            File Number 033-55254-27

Dear Mr. Planche:

      We have reviewed your supplemental response and amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1934 Act Periodic Reports

1. We note your responses to our letter dated July 25, 2006. It appears that the periodic reports for periods subsequent to March 31, 2006 also require restatement due to the matters identified under the "Additional Information" section of your response letter. Otherwise, we note that the reported accumulated deficit balances in these filings do not reconcile to the amounts reflected in the recently amended periodic reports. Please tell us when you intend to amend your periodic reports for the quarters ended June 30, 2006

and September 30, 2006 to address this apparent discrepancy, or tell us why you believe that no amendment is required.

2. We note that your disclosures regarding disclosure controls and procedures in the periodic reports for the quarters ended June 30, 2006 and September 30, 2006 describe various control deficiencies, but do not appear to make any overall conclusion with regards to the effectiveness or ineffectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-B. Please revise your disclosures accordingly.

3. If you determine that the financial statements referred to above require restatement, please file an Item 4.02 8-K relating to the restatements, or tell us why you believe that no Item 4.02 8-K filing is required.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies